Exhibit (c)(14)

Raine Securities LLC 810 Seventh Avenue, 39th Floor New York, NY 10019 Tel: (212) 603-5500 Fax: (212) 603-5501 Tel: (310) 987-7700 LA Tel: (415) 967-5830 SF

June 22, 2016

Special Committee of the Board of Directors

Starz

8900 Liberty Circle

Englewood, CO 80112

Dear Members of the Special Committee:

You have requested our opinion as to the fairness from a financial point of view to the holders of the Series A Common Stock (as defined below) of Starz (the “Company”), other than the Excluded Series A Holders (as defined below), of the Series A Per Share Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of June 22, 2016 (the “Agreement”), by and among the Company, Lions Gate Entertainment Corp. (“Parent”) and Orion Arm Acquisition Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company (the “Surviving Corporation”). For purposes hereof, the “Excluded Series A Holders” means (i) any of Parent or any wholly owned subsidiary of Parent, (ii) Liberty Media Corporation, Liberty Interactive Corporation, Liberty TripAdvisor Holdings, Inc., Liberty Broadband Corporation, Liberty Global plc, Discovery Communications, Inc. or John C. Malone and (iii) any holder of the Series B Common Stock (as defined below) solely in such holder’s capacity as a holder of Series B Common Stock.

Pursuant to the Agreement, (i) Parent shall take all requisite action to convert immediately prior to the effective time of the Merger each common share, without par value, of Parent for (A) one half (1/2) of a non-voting common share, without par value, of Parent (“Parent Non-Voting Stock”) and (B) one half (1/2) of a voting common share, without par value, of Parent (“Parent Voting Stock”), (ii) each issued and outstanding share of Series A common stock, par value $.01 per share, of the Company (“Series A Common Stock”), other than any shares of Series A Common Stock held by the Company as treasury stock or held by Parent or any wholly owned subsidiary of Parent, will be converted into the right to receive $18.00 in cash and 0.6784 shares

Special Committee of the Board of Directors

Starz

June 22, 2016

of Parent Non-Voting Stock (such cash and shares, the “Series A Per Share Consideration”) and (iii) each issued and outstanding share of Series B common stock, par value $.01 per share, of the Company (“Series B Common Stock”), other than any shares of Series B Common Stock held by the Company as treasury stock or held by Parent or any wholly owned subsidiary of Parent, will be converted into the right to receive $7.26 in cash, 0.6321 shares of Parent Voting Stock and 0.6321 shares of Parent Non-Voting Stock (the “Series B Per Share Consideration”).

In arriving at our opinion, we have, among other things:

1.	reviewed the draft dated June 22, 2016 of the Agreement and the disclosure schedules relating thereto;

2.	reviewed the Restated Certificate of Incorporation of the Company;

3.	reviewed certain publicly available financial and other information relating to the Company and Parent;

4.	reviewed certain publicly available third party analyst reports relating to the Company and Parent;

5.	reviewed certain additional financial and other information regarding the business, operations and future prospects of the Company and Parent, which was furnished to us by the Company, including (i) certain financial projections for the Company for the period beginning April 1, 2016 and ending December 31, 2020 prepared, in each case, by the management of the Company (the “Company Projections”); (ii) certain financial projections for Parent for the period beginning April 1, 2016 and ending March 31, 2021 prepared, in each case, by the management of Parent and approved for our use by the Company (the “Parent Projections”): and (iii) certain forecasts and estimates of potential synergies expected to result from the Merger prepared, in each case, by the management of the Company, and using timing and integration cost assumptions prepared by the management of Parent and approved for our use by the Company (the “Synergies”);

6.	conducted discussions with management of the Company regarding the business, operations and future prospects of the Company and Parent, including their views regarding the Company Projections, the Parent Projections and the Synergies;

7.	reviewed certain financial and securities data of the Company and Parent, together with those of certain other companies whose securities are traded in public markets;

8.	reviewed the historical stock prices and trading volumes of Series A Common Stock and the common shares, without par value, of Parent;

9.	reviewed the historical stock prices of non-voting stock of certain other companies relative to the voting stock of such companies;

Special Committee of the Board of Directors

Starz

June 22, 2016

10.	reviewed the financial terms, to the extent publicly available, of certain other business combinations; and

11.	conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us, and have been advised by management of the Company that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us. With respect to the Parent Non-Voting Stock, we have assumed that the difference between its stock price and that of the Parent Voting Stock will be consistent with the difference between the stock prices of the non-voting common stock of other companies and those of such companies’ voting common stock. We have been advised by management of the Company that the Company Projections have been reasonably prepared, on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have relied upon the estimates of the management of the Company as to the amount of Synergies achievable as a result of the Merger, the Parent Projections and estimates of the management of Parent (as approved for our use by the Company) as to the timing and integration costs associated therewith and our discussion of such Synergies with the management of the Company. We have not assumed any responsibility for making an independent evaluation or appraisal of any assets or liabilities of the Company, contingent or otherwise, and have not been provided with any such evaluation or appraisal. We have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on our analysis. We have assumed that the final executed Agreement will not differ in any material respect from the draft referred to above. In connection with our engagement, we discussed with advisors to the Board of Directors of the Company (the “Board”) such advisors’ prior discussions with third parties with respect to their interest in possible strategic transactions with the Company, but were not authorized by the Special Committee to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Series A Common Stock or Series B Common Stock or any business combination or other extraordinary transaction involving the Company other than the Merger.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

We are expressing no opinion herein as to the price or range of prices at which Parent Non-Voting Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger as compared to any other business strategies that may be available to the Company,

Special Committee of the Board of Directors

Starz

June 22, 2016

nor does it address the underlying business decision of the Board or the Special Committee to proceed with the Merger. We do not express any view or opinion with respect to any aspect of the Agreement or the Merger (other than with respect to the Series A Per Share Consideration to the extent expressly specified herein), including the fairness from a financial point of view to the holders of the Series B Common Stock of the Series B Per Share Consideration to be received by such holders pursuant to the Agreement, or the allocation of the aggregate consideration to be received by all holders of Series A Common Stock and Series B Common Stock pursuant to the Agreement, the fairness of the amount or nature of the compensation, if any, to be received by any party’s officers, directors or employees, or any class of such persons, as a result of, or in connection with, the Merger, whether relative to the amounts to be paid or issued to any party’s stockholders in the Merger or otherwise. Our opinion does not constitute a recommendation to the Board, the Special Committee or to any stockholder of the Company, as to how to vote or act with respect to the proposed Merger.

Raine Securities LLC (“Raine”), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions and valuations for corporate and other purposes. Raine has acted as a financial advisor to the Special Committee in connection with the Merger and will receive a fee for such services, including a fee for rendering this opinion, which is not contingent on the consummation of the Merger or any other element of the Merger. The Company also has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising from our engagement. We may also, in the future, provide other investment banking and financial advisory services to the Company, Parent or their respective affiliates, for which we would expect to receive compensation. Our opinion has been approved for issuance by the fairness opinion and valuation review committee of Raine.

Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Series A Per Share Consideration to be received by the holders of the Series A Common Stock, other than the Excluded Series A Holders, pursuant to the Agreement is fair to such holders of the Series A Common Stock from a financial point of view.

Very truly yours,

RAINE SECURITIES LLC